UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2008

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

São Paulo, August 12th, 2008 – CPFL Energia S.A. (Bovespa: CPFE3 and NYSE: CPL), announces the 2Q08 results. The following financial and operational information, unless otherwise indicated, is presented in a consolidated form and is in accordance with applicable legislation. Comparisons are relative to 2Q07, unless otherwise stated.

CPFL ENERGIA ANNOUNCES NET INCOME OF R$ 329 MILLION IN 2Q08

Indicators (R$ Million)	2Q08	2Q07	Var.	1H08	1H07	Var.
Sales within the Concession Area - GWh	12,067	11,476	5.1%	24,117	22,628	6.6%
Captive Market	9,121	8,687	5.0%	18,289	17,239	6.1%
TUSD	2,946	2,789	5.6%	5,828	5,390	8.1%
Sales in the Free Market - GWh	2,192	2,329	-5.9%	4,277	4,145	3.2%
Gross Operating Revenue	3,439	3,410	0.9%	7,121	6,751	5.5%
Net Operating Revenue	2,310	2,224	3.9%	4,795	4,377	9.5%
EBITDA	718	814	-11.8%	1,364	1,683	-19.0%
EBITDA Margin	31.1%	36.6%	-5.5%	28.4%	38.4%	-10.0%
Net Income	329	369	-11.1%	602	842	-28.6%
Net Income per Share - R$	0.68	0.77	-11.1%	1.25	1.76	-28.6%
Investments	254	312	-18.6%	483	549	-12.0%

Note: EBITDA is calculated from the sum of net income, taxes, financial result, depreciation/amortization and pension fund contributions plus adjustments for extraordinary items.

HIGHLIGHTS 2Q08

  Growth of 5.1% in energy sales within the concession area;
  Growth of 3.9% in net operating revenue;
  Increase of 15.1% in the average daily trading volume of CPFL Energia shares in 1H08, in relation to 2007, reaching R$ 37.5 million.

Teleconference in Portuguese with Simultaneous Translation in English (Bilingual Q&A)		Investor Relations
Department
•	Wednesday, August 13th, 2008 – 11:00 am (SP), 10:00 am (EST)
	Portuguese: 55-11-4688-6301 – Code: CPFL	ri@cpfl.com.br
	English: 1-888-700-0802 (US) and 1-786-924-6977 (Other Countries) – Code: CPFL	www.cpfl.com.br/ir
•	Webcast: www.cpfl.com.br/ir

2Q08 Results | August 12th 2008

INDEX

1) ENERGY SALES	3
1.1) Sales within the Distributors’ Concession Area	3
1.1.1) Sales to the Captive Market	3
1.1.2) Sales by Consumer Class – Captive Market	4
1.2) Sales to the Free Market	4

2) ECONOMIC-FINANCIAL PERFORMANCE	5
2.1) Operating Revenue	5
2.2) Cost of Electric Power	6
2.3) Operating Costs and Expenses	6
2.4) EBITDA	6
2.5) Financial Result	7
2.6) Net Income	7

3) DEBT	8

4) INVESTMENTS	10

5) CASH FLOW	11

6) DIVIDENDS	12

7) STOCK MARKET	13
7.1) Shares Performance	13
7.2) Ratings	14

8) CORPORATE GOVERNANCE	14

9) SHAREHOLDING STRUCTURE	16

10) PERFORMANCE OF THE BUSINESS SEGMENTS	17
10.1) Distribution Segment	17
10.1.1) Economic-Financial Performance	17
10.1.2) Tariff Revisions	19
10.2) Commercialization Segment	22
10.3) Generation Segment	23

11) ATTACHMENTS	26
11.1) Sales to the Captive Market by Distributors (in GWh)	26
11.2) Economic-Financial Performance by Distributors	27
11.3) Statement of Assets - CPFL Energia	29
11.4) Statement of Liabilities - CPFL Energia	30
11.5) Income Statement - CPFL Energia	31
11.6) Income Statement - Consolidated Distribution Segment	32
11.7) Income Statement - Consolidated Generation Segment	33

1) ENERGY SALES

1.1) Sales within the Distributors’ Concession Area

In 2Q08, sales within the concession area, achieved by the distribution segment, totaled 12,067 GWh, an increase of 5.1%, due mainly to organic growth in the distributors’ concession area and the acquisition of CMS Energy Brasil (now denominated as CPFL Jaguariúna). Disregarding the effect of this acquisition, the increase would have been 2.0% .

Sales within the Concession Area - GWh
	2Q08	2Q07	Var.	1H08	1H07	Var.
Captive Market	9,121	8,687	5.0%	18,289	17,239	6.1%
TUSD	2,946	2,789	5.6%	5,828	5,390	8.1%

Total	12,067	11,476	5.1%	24,117	22,628	6.6%

Sales to the captive market totaled 9,121 GWh, an increase of 5.0%, due to the organic growth and the acquisition mentioned above. Disregarding the effect of the acquisition, the increase would have been 1.2% . The quantity of energy, in GWh, corresponding to the consumption by free clients in the distributors’ areas of activity, billed through the Tariff of Use of the Distribution System (TUSD), reached 2,946 GWh, an increase of 5.6% . Disregarding the effect of the aforementioned acquisition, the increase would have been 4.4% .

1.1.1) Sales to the Captive Market

Captive Market - GWh
	2Q08	2Q07	Var.	1H08	1H07	Var.
Residential	2,848	2,635	8.1%	5,735	5,322	7.8%
Industrial	2,969	2,823	5.2%	5,804	5,504	5.5%
Commercial	1,654	1,607	2.9%	3,402	3,252	4.6%
Rural	579	587	-1.5%	1,207	1,133	6.6%
Others	1,072	1,035	3.5%	2,141	2,028	5.6%

Total	9,121	8,687	5.0%	18,289	17,239	6.1%

Note: The captive market sales tables by distributor are attached to this report in item 11.1.

In the captive market, emphasis is given to the growth in the residential class (8.1%) and industrial class (5.2%), which together account for 63.8% of the total consumption by the group distributors’ captive clients. If the acquisition of CMS Energy Brasil were not taken into account, the sales performances would be:

• Residential and commercial classes: increases of 5.3% and 0.9%, respectively. The performance by the commercial class was favored by the expansion in earning power and the ready availability of credit. These effects combined with the reduction in the price of domestic appliances have fuelled the expansion of the residential class. The temperatures over the period, which were below those registered in 2Q07, impeded even higher growth of these classes;

• Industrial class: remained almost steady (increase of 0.4%), due mainly to the migration of captive clients to the free market and, most importantly the so called “special clients”, which have contracted demand over 500 kW and are qualified to purchase electric power from alternative generation sources, such as biomass and small hydroelectric plants (PCHs).

1.1.2) Sales by Consumer Class – Captive Market

1.2) Sales to the Free Market

Free Market - GWh
	2Q08	2Q07	Var.	1H08	1H07	Var.
Total	2,192	2,329	-5.9%	4,277	4,145	3.2%

Sales to the free market made by the commercialization segment were down 5.9%, due to the reduction in sales through short term contracts.

2) ECONOMIC-FINANCIAL PERFORMANCE

Consolidated Income Statement - CPFL ENERGIA (R$ Thousands)
	2Q08	2Q07	Var.	1H08	1H07	Var.
Gross Operating Revenues	3,439,122	3,409,587	0.9%	7,121,137	6,751,315	5.5%
Net Operating Revenues	2,310,373	2,224,201	3.9%	4,794,857	4,377,395	9.5%
Cost of Electric Power	(1,293,041)	(1,149,388)	12.5%	(2,845,706)	(2,200,564)	29.3%
Operating Costs & Expenses	(377,342)	(348,809)	8.2%	(740,518)	(663,865)	11.5%
EBIT	639,990	726,004	-11.8%	1,208,633	1,512,966	-20.1%

EBITDA	717,933	814,100	-11.8%	1,363,553	1,682,989	-19.0%

Financial Income (Expense)	(140,978)	(156,145)	-9.7%	(258,785)	(263,191)	-1.7%
Operating Income	499,012	569,859	-12.4%	949,848	1,249,775	-24.0%
Income Before Taxes	499,298	567,534	-12.0%	943,699	1,244,611	-24.2%

NET INCOME	328,509	369,447	-11.1%	601,576	842,375	-28.6%

EPS - R$	0.68	0.77	-11.1%	1.25	1.76	-28.6%

Note: Financial information on CPFL Jaguariúna is considered in the CPFL Energia consolidated statements and in the consolidated statements by segment (distribution, generation and commercialization) as from July 2007.

2.1) Operating Revenue

Gross operating revenue in 2Q08 was R$ 3,439 million, representing growth of 0.9% (R$ 30 million). Net operating revenue reached R$ 2,310 million, equivalent to growth of 3.9% (R$ 86 million).

The main contributing factors to this evolution in operating revenue were:

  Increase of 5.1% in sales within the concession area mostly due mainly to organic growth in the region and the acquisition of CMS Energy Brasil;
  RGE tariff revision (+4.77%), effective from April 2008;
  Net effect resulting from the amortization of the 2001 Parcel A (R$ 46 million). This amount is composed by the increase in the operating revenue of R$ 57 million net of taxes (R$ 73 million including taxes), partially offset by the increase of R$ 11 million in the deduction from operating revenues. The amortization of Parcel A affected the revenues, the deductions from operating revenues and the expenses, without affecting the net income;
  Increase of 34.6% (R$ 53 million) in electric power supply revenue, due, among other factors, to the R$ 38 million increase in revenue from other concessionaires/licensees despite the volume of energy remaining stable. This increase stems from, among other factors, the acquisition of CMS Energy Brasil (R$ 11 million), and the readjustment of energy prices.

The increase in operating revenue was partially offset by distributors’ tariff revision:

  CPFL Piratininga (-10.11%), effective from October 2007;
  CPFL Santa Cruz (-7.13%), effective from February 2008; and
  CPFL Paulista (-13.61%), effective from April 2008.

In 1H08, gross operating revenue was R$ 7,121 million, representing growth of 5.5% (R$ 370 million). Net operating revenue reached R$ 4,795 million, equivalent to growth of 9.5% (R$ 417 million).

2.2) Cost of Electric Power

The cost of electric power, which consists of the purchase of electric power for resale and charges for the use of the distribution and transmission systems, amounted to R$ 1,293 million in 2Q08, representing an increase of 12.5% (R$ 144 million):

• The cost of energy purchased for resale in 2Q08 was R$ 1,096 million, which represents an increase of 12.4% (R$ 121 million). The main explanatory factors for this variation are:

(i) Increase of 6.9% (R$ 73 million) in the cost of purchased energy in both the free and regulated contracting markets;

(ii) Increase resulting from the amortization of the 2001 Parcel A, regarding purchased energy and charges (R$ 46 million). The amortization of Parcel A affected the revenues, the deductions from operating revenues and the expenses, without affecting the net income.

The increase in the cost of energy purchased for resale was partially offset by PIS and COFINS tax credits generated by the purchase of energy (R$ 16 million).

• Charges for the use of the transmission and distribution system reached R$ 198 million in 2Q08, an increase of 12.9% (R$ 23 million).

2.3) Operating Costs and Expenses

Costs and operating expenses were R$ 377 million in 2Q08, registering an increase of 8.2% (R$ 29 million).

The main factors contributing to this variation in operating costs and expenses are the following:

• The item PMSO registered an increase of 14.8% (R$ 38 million), due mainly to the following factors:

(i) Spending on personnel which registered an increase of 26.3% (R$ 28 million), due, among other factors, to the acquisition of CMS Energy Brasil (R$ 8 million) and the increases at CPFL Paulista (R$ 11 million) and CPFL Piratininga (R$ 4 million), resulting from the 2007 collective agreement salary hikes together with the complement of the profit sharing referring to the same year, paid in April 2008;

(ii) Spending on outsourced services which registered an increase of 11.2% (R$ 9 million), due, among other factors, to the acquisition of CMS Energy Brasil (R$ 5 million).

Note: PMSO considers Personnel, Materials, Outsourced Services and Others.

The increase in operating costs and expenses was partially offset by the following factor:

• The item Private Pension Fund, which represented revenue of R$ 13 million in 2Q07, and now in 2Q08, represents revenue of R$ 21 million, due to the impact from the expected real earnings of the plan’s assets, as defined in the Actuary Report of December 2007.

2.4) EBITDA

Based on the factors herein described, CPFL Energia EBITDA, in 2Q08, was R$ 718 million, registering a reduction of 11.8% (R$ 96 million).

In 1H08, EBITDA was R$ 1,364 million, registering a fall of 19.0% (R$ 319 million).

2.5) Financial Result

In 2Q08, the financial result, or the net financial expense was R$ 141 million, a reduction of 9.7% (R$ 15 million) compared to the R$ 156 million registered in 2Q07. Items that help explain this variation are:

• Financial Revenues: an increase of 11.7% (R$ 9 million), rising from R$ 77 million in 2Q07 to R$ 85 million in 2Q08, mainly due to:

(i) Increases in the items Earnings and Financial Investments (R$ 7 million), Surcharges and Default Fines (R$ 3 million), Write-up of Judicial Bonds (R$ 9 million) and Monetary and Foreign Exchange Updates (R$ 2 million);

The increase in financial revenues was partially offset by the following factors:

(i) Reduction of R$ 6 million in financial revenues stemming from the remuneration of regulatory assets, due mainly to the consummation of the Extraordinary Tariff Re-composition (RTE) and Parcel “A”;

(ii) Reduction of R$ 6 million in other financial revenues.

• Financial Expenses: a reduction of 2.7% (R$ 6 million), falling from R$ 233 million in 2Q07 to R$ 226 million in 2Q08, mainly due to:

(i) Hedge operations carried out during the acquisition of CMS Energy Brasil (R$ 23 million) – non-recurring events that caused an increase in financial expenses in 2Q07;

(ii) Reduction in Banking Expenses (R$ 22 million), mainly due to the discontinuity of CPMF charges.

The reduction in financial expenses was partially offset by the increase in the financial expenses from the issuance of debentures, in the amount of R$ 450 million, for the acquisition of CMS Energy Brasil, and from the increase in CPFL Geração debt portfolio (investments in the Ceran Complex and the Foz do Chapecó Hydroelectric Facility).

2.6) Net Income

Net income, in 2Q08, was R$ 329 million, a reduction of 11.1% (R$ 41 million) with net income per share standing at R$ 0.68.

In 1H08, net income was R$ 602 million, representing a reduction of 28.6% (R$ 241 million) with net income per share at R$ 1.25.

3) DEBT

CPFL Energia debt reached R$ 6,228 million in 2Q08, an increase of 10.5% . The financial debt increased in absolute terms, and its average cost rose from 11.7% p.a., in 2Q07, to 12.8% p.a., in 2Q08, due to the elevation of the IGP-M/IGP-DI (from 0.5% to 4.6%, over the period) but partially offset by the fall in interest rates (from 12.6% p.a. to 11.4% p.a.), and the TJLP (from 6.50% p.a. to 6.25% p.a.), accrued over the period.

The main contributing factors to the variation in the balance of financial debt were:

(i) Issue of debentures by CPFL Energia, in the amount of R$ 450 million, for the acquisition of CMS Energy Brasil;

(ii) Issue of debentures by RGE, in the amount of R$ 380 million;

(iii) Issue of promissory notes by CPFL Piratininga, in the amount of R$ 100 million;

(iv) Funding (BNDES and other financial institutions), net of amortizations, obtained by Foz do Chapecó, totalizing R$ 207 million;

(v) Amortizations (BNDES and other financial institutions), net of funding, carried out by CPFL Energia, CPFL Paulista, CPFL Piratininga, RGE, CPFL Brasil, CPFL Geração and generation projects (except for Foz do Chapecó, mentioned in the prior item), totalizing R$ 357 million;

(vi) Principal amortization of debentures’ issues of CPFL Geração and Baesa (R$ 148 million).

As a consequence of funding operations and amortizations carried out, a shift in the financial debt profile can be observed, demonstrated by the increase in the volume of debt linked to CDI (from 48.1% to 51.4%), and by the reduction in the volume of debt linked to IGP-M/IGP-DI (from 18.4% to 15.3%) .

Financial Debt - 2Q08 (R$ Thousands)

	Charges		Principal		Total

	Short Term	Long Term	Short Term	Long Term	Short Term	Long Term	Total

Local Currency
BNDES - Repowering	131	-	9,949	25,797	10,080	25,797	35,877
BNDES - Investment	5,496	10,726	231,145	1,721,565	236,641	1,732,291	1,968,932
BNDES - Regulatory Asset	6	-	1,330	-	1,336	-	1,336
BNDES - Income Assets	16	-	48	822	64	822	886
Furnas Centrais Elétricas S.A.	-	-	91,119	83,526	91,119	83,526	174,645
Financial Institutions	5,800	-	108,472	175,149	114,272	175,149	289,421
Others	495	-	30,127	41,201	30,622	41,201	71,823

Subtotal	11,944	10,726	472,190	2,048,060	484,134	2,058,786	2,542,920

Foreign Currency
IDB	432	-	2,882	51,934	3,314	51,934	55,248
Financial Institutions	1,218	15,552	44,387	898,040	45,605	913,592	959,197

Subtotal	1,650	15,552	47,269	949,974	48,919	965,526	1,014,445

Debentures
CPFL Energia	16,678	-	-	450,000	16,678	450,000	466,678
CPFL Paulista	28,995	-	-	925,475	28,995	925,475	954,470
CPFL Piratininga	22,247	-	-	400,000	22,247	400,000	422,247
RGE	20,058	-	204,912	406,200	224,970	406,200	631,170
SEMESA	1,175	-	157,946	-	159,121	-	159,121
BAESA	1,837	-	3,164	32,272	5,001	32,272	37,273

Subtotal	90,990	-	366,022	2,213,947	457,012	2,213,947	2,670,959

Total	104,584	26,278	885,481	5,211,981	990,065	5,238,259	6,228,324
Percentage on Total Financial Debt (%)	-	-	-	-	15.9%	84.1%	100%

With regard to financial debt, it should be noted that R$ 5,238 million (84.1% of the total) is considered long-term and R$ 990 million (15.9% of the total) is considered short-term.

R$ Thousands	2Q08	2Q07	Var.
Total Debt (1)	(6,623,681) (2)	(6,562,331)	0.9%
(+)Regulatory Asset/(Liability)	355,060	817,606	-56.6%
(+)Available Funds	869,611	828,589	5.0%

(=)Adjusted Net Debt	(5,399,010)	(4,916,136)	9.8%

Notes: (1) Financial Debt + Derivatives + Private Pension Plan (Fundação CESP);
(2) Total Debt in 2Q08 net of judicial deposit, in the amount of R$ 392 million.

In 2Q08, adjusted net debt, after the exclusion of the regulatory assets/(liabilities) and cash equivalents, reached R$ 5,399 million, an upturn of 9.8% (R$ 483 million).

The Company closed 2Q08 with a Net Debt / EBITDA ratio of 1.8x.

4) INVESTMENTS

In 2Q08, R$ 254 million was invested in the maintenance and expansion of business, of which R$ 139 million was channeled to distribution, R$ 112 million to generation, R$ 2 million to commercialization, and R$ 1 million to other investments.

Listed below are some of the main investments made by CPFL Energia in each segment:

(i) Distribution: investments were made in the expansion and strengthening of the electric system, to keep pace with market growth, both in power sales and number of customers. Investments were also made in improvements in electric system maintenance, operational infrastructure, upgrading of operational administration support systems, customer help services and research and development programs, among others;

(ii) Generation: investments were earmarked principally for ongoing construction projects – 14 de Julho Hydroelectric Facility (Ceran Complex) and Foz do Chapecó Hydroelectric Facility.

5) CASH FLOW

Consolidated Cash Flow (R$ Thousands)
	2Q08	Last 12M

Beginning Balance	783,899	700,385
Net Income	328,509	1,402,637

Depreciation and Amortization	140,553	563,604
Interest/Monetary and Foreign Exchange Variations	(173,494)	(157,765)
Derivative Instruments	178,620	24,621
Consumers, Concessionaries and Licensees	143,961	236,048
Cash Investments	244,505	9,360
Deferment of Tariff Costs	30,187	156,560
Judicial Deposits	(13,220)	(401,837)
Other Adjustments	(103,764)	80,849

	447,348	511,440
Investment Activities
Acquisition of Property, Plant and Equipment	(253,855)	(1,066,676)
Others	108,426	65,318

	(145,429)	(1,001,358)
Financing Activities
Loans, Financing and Debentures	532,583	3,014,555
Principal Amortization of Loans, Financing and Debentures	(475,349)	(2,396,351)
Dividends Paid	(720,793)	(1,563,409)
Others	-	82,868

	(663,560)	(862,337)

Cash Flow Generation	(33,132)	50,382

Ending Balance - 06/30/2008	750,767	750,767

The cash flow balance at 2Q08 closing was R$ 751 million, representing a reduction of 4.2% (R$ 33 million) in relation to the starting balance. We highlight the following factors that contributed to this fluctuation in cash flow:

(i) Cash increase:

• Cash generated by operational activities in the amount of R$ 776 million;

• Funds raised by loans, financing and debentures, which surpassed amortizations by R$ 57 million.

(ii) Cash decrease:

• Acquisition of fixed assets, in the amount of R$ 254 million (previously shown in item 4, “Investments”);

• Dividend payments related to 2H07, in the amount of R$ 721 million.

6) DIVIDENDS

CPFL has announced an intermediate dividend distribution, for 1H08, in the amount of R$ 602 million, equivalent to R$ 1.253516809 per share. The proposed amount corresponds to 100% of net income for the period.

CPFL Energia's Dividend Yield
	2H06	1H07	2H07	1H08

Dividend Yield - last 12 months (1)	9.6%	10.9%	9.7%	7.6%

Note: (1) Based on the average share price over the period.

The 1H08 dividend yield, calculated from the average price of the period (R$ 36.11) is 7.6% (last 12 months).

The declared sums comply with the CPFL Energia “dividend policy”, which establishes that earnings distribution – in the form of dividends and/or interest on own capital (JCP) – should be at least 50% of half-yearly adjusted net income.

7) STOCK MARKET

7.1) Shares Performance

CPFL Energia, currently running a free float of 27.6%, trades shares in Brazil (Bovespa), on the New York Stock Exchange (NYSE).

In 1H08, CPFL Energia shares appreciated 12.2% on Bovespa and 25.6% on NYSE, closing the period priced at R$ 36.30 per share and US$ 68.36 per ADR, respectively.

The average daily trading volume in 1H08 was R$ 37.5 million, of which R$ 17.1 million was on Bovespa and R$ 20.4 million was on NYSE, representing an increase of 15.1% . The number of trades made on Bovespa increased 1.6%, rising from a daily average of 738 in 2007 to 750 in 1H08.

Note: Considers the sum of the average daily volume on Bovespa and NYSE.

7.2) Ratings

On June 16, 2008, Standard & Poor’s Rating Services raised the corporate credit rating of the companies CPFL Energia, CPFL Paulista, CPFL Piratininga and RGE by two notches, from brAA- to brAA+.

Fitch reaffirmed the rating AA(bra) of CPFL Energia and CPFL Paulista, elevating their perspective from stable to positive.

The table below shows the evolution of CPFL Energia’s corporate ratings:

Ratings of CPFL Energia - National Scale
Agency		2008	2007	2006	2005
Standard & Poor's	Rating	brAA+	brAA-	brA+	brA
	Outlook	Stable	Stable	Positive	Positive

Fitch Ratings	Rating	AA (bra)	AA (bra)	A+ (bra)	A- (bra)
	Outlook	Positive	Stable	Stable	Stable

Note: Considers position at closing.

8) CORPORATE GOVERNANCE

CPFL Energia simultaneously trade shares on the most elevated levels of corporate governance of the São Paulo Stock Exchange (Bovespa) and on the New York Stock Exchange (NYSE), which are: Novo Mercado and ADR’s Level III.

The Company is also part of the select group of companies that comprise the following Bovespa indexes: the Corporate Governance Index — IGC, the Index of Tag-Along Differentiated Shares — ITAG and the Index of Corporate Sustainability – ISE.

The company also participates in the Companies Circle, a group made up of fourteen Latin American companies recognized for their adoption of differentiated corporate governance practices. The group was constituted through the initiative of the Organization for Economic Cooperation and Development (OECD) and the International Finance Corporation (IFC), with the aim of promoting and encouraging the betterment of good corporate governance practices in Latin America.

Rating AA+ of Corporate Governance

CPFL Energia has obtained the corporate governance rating AA+ conferred by Austing Rating, a credit risk classification agency. This is the best classification attributed to a Brazilian company since 2006, when the evaluation started to be applied in the country. The highest possible rating of AAA has yet to be applied in Brazil.

The Best Corporate Governance Company in Latin America

When it comes to corporate governance, CPFL Energia was voted the best company in Latin America by the LatinFinance Magazine together with the consultancy Management & Excellence.

On a scale from 0% to 100%, CPFL complied with 92.68% of the good practice requisites analyzed in the study, obtaining the highest score. Fifty of the highest market value, non-financial companies participated in the evaluation.

Corporate Governance Model

The corporate governance model implemented in September 2006 represented an evolution in practices adopted by the company, with the objective of keeping pace with its current context, focusing on the identification of new opportunities, on the maintenance of sector leadership and on the rationalization of management processes.

In this model, the structure of governance was simplified. It was established that the Board of Directors would act as the central forum of strategic decision-making, with the support of three Advisory Committees (People Management, Management Processes and Related Parties). These committees act on decisions requiring in-depth analysis, in conjunction with the Board of Executive Officers.

The Board of Directors comprises seven members, of which six are nominated by the controlling block shareholders and one is an independent advisor. All were elected at the Annual General Meeting (AGM) held on April 9, 2008, with a unified mandate of one year.

Composition of the Board of Directors – Term 2008/2009:

  Luiz Anibal de Lima Fernandes – Chairman;
  Cecília Mendes Garcez Siqueira – Deputy Chairman;
  Carlos Alberto Cardoso Moreira;
  Francisco Caprino Neto;
  Milton Luciano dos Santos;
  Otávio Carneiro de Rezende;
  Ana Dolores Moura Carneiro de Novaes – Independent Member.

The workings, the competencies and the composition of the permanent advisory committees to the Board of Directors are defined by company statute. The Board can still appoint temporary ad hoc commissions to conduct relevant matters or specific topics, which are outside the competency of the committees, such as: fine-tuning corporate governance practices, new businesses and generation projects, financial policies and the commercialization of energy derived from alternative and competitive sources, as well as the Pluriannual (multiannual) plan and the Annual Budget.

The People Management Committee is active in the definition of targets and in the assessment of the Board of Executive Officers including overview of HR policies and the Succession Plan. The Committee of Management Processes accompanies the Annual Internal Auditing Plan and monitors corporate risks and soundness of management information. The Committee of Related Parties pre-analyzes all transactions involving parties related to controlling block shareholders, in order to verify compliance with usual market conditions.

The activities of the Committees and Commissions are carried out within the sphere of the holding company’s strategies, together with the controlled and associated companies.

The Fiscal Board operates full-time and carries out the attributes of the Audit Committee, in accordance with Securities and Exchange Commission (SEC) rules, which apply to foreign companies listed on the United States stock exchange. Two advisors were nominated as Financial Experts, as prescribed in Sarbanes-Oxley Act rulings.

The CPFL Energia Board of Executive Officers comprise seven officers, one of which is the Chief Executive Officer and the other six are Vice Presidents (Distribution, Generation, Energy Management, Financial and Investor Relations, Strategy and Regulation and finally Administration).

The vice presidents are responsible, in their respective operational areas, for the conducting of the controlled companies businesses, in a way that ensures that the governance guidelines are aligned with the holding company, thus providing an integrated and optimized structure. The Chief Executive Officer of CPFL Energia is the main executive and President of the Board of Directors of the controlled companies.

9) SHAREHOLDING STRUCTURE

CPFL Energia is a holding company with stock participations in other companies, and its results depend directly on the results of the controlled companies.

Note: (1) Includes 0.2% of others.

10) PERFORMANCE OF THE BUSINESS SEGMENTS

10.1) Distribution Segment

10.1.1) Economic-Financial Performance

Consolidated Income Statement - Distribution (R$ Thousands)
	2Q08	2Q07	Var.	1H08	1H07	Var.
Gross Operating Revenues	3,063,119	3,133,405	-2.2%	6,382,138	6,244,683	2.2%
Net Operating Revenues	1,991,864	1,992,381	0.0%	4,170,454	3,952,464	5.5%
Cost of Electric Power	(1,259,805)	(1,165,169)	8.1%	(2,719,215)	(2,285,299)	19.0%
Operating Costs & Expenses	(310,566)	(297,994)	4.2%	(607,395)	(567,048)	7.1%
EBIT	421,493	529,218	-20.4%	843,844	1,100,117	-23.3%

EBITDA	482,667	596,249	-19.0%	964,912	1,231,585	-21.7%

Financial Income (Expense)	(102,766)	(83,011)	23.8%	(127,098)	(121,871)	4.3%
Operating Income	318,727	446,207	-28.6%	716,746	978,246	-26.7%
Income Before Taxes	319,990	442,545	-27.7%	712,557	970,262	-26.6%

NET INCOME	276,087	328,420	-15.9%	535,074	676,615	-20.9%

Notes:
(1) Financial information on CPFL Jaguariúna is considered in the CPFL Energia consolidated statements and in the consolidated statements by segment (distribution, generation and commercialization) as from July 2007.
(2) The economic-financial performance tables by distributor are attached to this report in item 11.2.

Operating Revenue

Gross operating revenue in 2Q08 reached R$ 3,063 million, representing a reduction of 2.2% (R$ 70 million). Net operating revenue was R$ 1,992 million, the same amount as registered in 2Q07.

The reduction in operating revenue was caused by distributors’ tariff revision:

  CPFL Piratininga (-10.11%), effective from October 2007;
  CPFL Santa Cruz (-7.13%), effective from February 2008; and
  CPFL Paulista (-13.61%), effective from April 2008.

Partially offset by:

  Increase of 5.1% in sales within the concession area due mainly to organic growth in the region and the acquisition of CMS Energy Brasil;
  RGE tariff revision (+4.77%), effective from April 2008;
  Net effect resulting from the amortization of the 2001 Parcel A (R$ 46 million). This amount is composed by the increase in the operating revenue of R$ 57 million net of taxes (R$ 73 million including taxes), partially offset by the increase of R$ 11 million in the deduction from operating revenues. The amortization of Parcel A affected the revenues, the deductions from operating revenues and the expenses, without affecting the net income.

In 1H08, gross operating revenue was R$ 6,382 million, an increase of 2.2% (R$ 138 million). Net operating revenue was R$ 4,170 million, equivalent to growth of 5.5% (R$ 218 million).

Cost of Electric Power

The cost of electric power comprising the cost of power for resale and the charges for the use of the transmission and distribution system totaled R$ 1,260 million in 2Q08, representing an increase of 8.1% (R$ 95 million):

• The cost of electric power purchased for resale in 2Q08 was R$ 1,069 million, which represents an increase of 7.1% (R$ 71 million). The main explanatory factors for this variation are:

(i) Increase of 1.6% (R$ 17 million) in the cost of energy purchased on both the free and regulated markets;

(ii) Increase resulting from the amortization of the 2001 Parcel A, regarding purchased energy and charges (R$ 46 million). The amortization of Parcel A affected the revenues, the deductions from operating revenues and the expenses, without affecting the net income.

The increase in the cost of energy purchased for resale was partially offset by PIS and COFINS tax credits, generated by the purchase of energy (R$ 11 million).

• Charges for the use of the transmission and distribution system were R$ 191 million in 2Q08, an increase of 14.4% (R$ 24 million).

Operating Costs and Expenses

Costs and operating expenses were R$ 311 million in 2Q08, registering an increase of 4.2% (R$ 13 million), due to the following factors:

• The item PMSO registered an increase of 10.3% (R$ 23 million).

The main contributing factors for this variation are the following:

(i) Spending on personnel which registered an increase of 22.3% (R$ 22 million), due mainly to the acquisition of CMS Energy Brasil (R$ 5 million) and the increases at CPFL Paulista (R$ 11 million) and CPFL Piratininga (R$ 4 million), resulting from the 2007 collective agreement pay increases together with the profit sharing complement referring to the same year, paid in April 2008;

(ii) Spending on outsourced services, which registered an increase of 13.0% (R$ 8 million), due to, among other factors, the acquisition of CMS Energy Brasil (R$ 4 million).

The increase in PMSO was partially offset by the reduction of 15.7% (R$ 9 million) in other costs and operating expenses, due to the contingency provisions made in the previous year, especially those related to the Civil Actions and Tariff Hike at CPFL Piratininga (R$ 6 million), and the Civil and Labor Actions at RGE (R$ 3 million).

Note: PMSO considers Personnel, Materials, Outsourced Services and Others.

The increase in operating costs and expenses was partially offset by:

• The item Private Pension Fund which represented revenue of R$ 12 million in 2Q07, and now in 2Q08, represents revenue of R$ 21 million, due to the impact from the expected real earnings of the plan’s assets, as defined by the Actuary Report of December 2007.

EBITDA

Based on the factors described herein, EBITDA in 2Q08, was R$ 483 million, registering a reduction of 19.0% (R$ 114 million).

In 1H08, EBITDA was R$ 965 million, a reduction of 21.7% (R$ 267 million).

Financial Result

In 2Q08, the financial result, or the net financial expenses, was R$ 103 million, an increase of 23.8% (R$ 20 million) compared to the R$ 83 million registered in 2Q07, due mainly to the greater provisioning for interest on own capital (R$ 29 million).

The increase in net financial expenses was partially offset by the increase of 12.2% (R$ 8 million) in financial revenues, which rose from R$ 68 million in 2Q07 to R$ 76 million in 2Q08, due mainly to the variation in the item Update of Judicial Bonds (R$ 9 million).

Net Income

Net Income in 2Q08 was R$ 276 million, representing a reduction of 15.9% (R$ 52 million). In 1H08, net income was R$ 535 million, a reduction of 20.9% (R$ 142 million).

10.1.2) Tariff Revisions

The objective of the tariff revision is to reassess the economic-financial equilibrium of the concession and to pass onto the consumers the concessionaire’s productivity gains. Projected data over the subsequent 12 months are utilized and each item of controllable costs is verified, as well as the regulatory margin and the reintegration quota are defined, establishing criteria and limits for the definition of efficient costing, using as a parameter a reference company defined by the regulatory authority (Aneel).

The following table demonstrates the periodicity and the date of the next tariff revision for each CPFL group distributor:

Tariff Revisions
Distribution Company	Period	Date of Next Tariff Revision
CPFL Piratininga	Each 4 years	October 2011

CPFL Santa Cruz	Each 4 years	February 2012

CPFL Jaguariúna
CPFL Leste Paulista	Each 4 years	February 2012
CPFL Jaguari	Each 4 years	February 2012
CPFL Sul Paulista	Each 4 years	February 2012
CPFL Mococa	Each 4 years	February 2012

CPFL Paulista	Each 5 years	April 2013

RGE	Each 5 years	April 2013

Second Periodic Tariff Revision

10.1.2.1) CPFL Piratininga

On October 22, 2007, through Homologated Resolution No. 553, Aneel established a provisional result for the second periodic tariff revision for CPFL Piratininga, to take effect from October 23, 2007.

In this second cycle of tariff revisions, the CPFL Piratininga electric power tariffs were readjusted by -10.11%, of which -10.94% referred to tariff repositioning and +0.83% referred to financial components outside the scope of the periodic tariff revision.

The preliminary value of Factor Xe established by Aneel was 0.73%, to be applied as a reduction factor in Parcel B in real terms, on the next tariff readjustments.

10.1.2.2) CPFL Santa Cruz and CPFL Jaguariúna Distributors

On January 29, 2008, Aneel established the provisional result of the second periodic tariff revision of five distributors of the CPFL Group, to take effect from February 3, 2008. The distributors that had their revisions announced on this date were: CPFL Santa Cruz and the four CPFL Jaguariúna distributors, namely: Companhia Paulista de Energia Elétrica (CPFL Leste Paulista), Companhia Jaguari de Energia (CPFL Jaguari), Companhia Sul Paulista de Energia (CPFL Sul Paulista) and Companhia Luz e Força Mococa (CPFL Mococa).

CPFL Santa Cruz

In this second cycle of tariff revisions, the electric power tariff revisions of CPFL Santa Cruz were readjusted by -7.13%, of which -9.73% referred to tariff repositioning and +2.60% referred to financial components outside the periodic tariff revision.

The value of factor Xe, established by Aneel was 0.22%, to be applied as a reduction factor in Parcel B in real terms, on the next tariff readjustments.

CPFL Leste Paulista

The electric power tariffs of CPFL Leste Paulista were readjusted by -1.65%, of which -2.69% referred to tariff repositioning and +1.04% referred to financial components outside the periodic tariff revision.

The value of factor Xe, established by Aneel was 1.07%, to be applied as a reduction factor in Parcel B, in real terms, on the next tariff readjustments.

CPFL Jaguari

The electric power tariffs of CPFL Jaguari were readjusted by -1.58%, of which -0.35% referred to tariff repositioning and -1.23% referred to financial components outside the periodic tariff revision.

The value of factor Xe, established by Aneel was 2.10%, to be applied as a reduction factor in Parcel B, in real terms, on the next tariff readjustments.

CPFL Sul Paulista

The electric power tariffs of CPFL Sul Paulista were readjusted by -3.57%, of which -2.98% referred to tariff repositioning and -0.58% referred to financial components outside the periodic tariff revision.

The value of factor Xe, established by Aneel was 1.31%, to be applied as a reduction factor in Parcel B, in real terms, on the next tariff readjustments.

CPFL Mococa

The electric power tariffs of CPFL Mococa were readjusted by -5.65%, of which -8.40% referred to tariff repositioning and +2.75% referred to financial components outside the periodic tariff revision. The value of factor Xe, established by Aneel was 0.24%, to be applied as a reduction factor in Parcel B, in real terms, on the next tariff readjustments.

10.1.2.3) CPFL Paulista

On April 7th 2008, through Homologated Resolution No. 627, Aneel established the provisional result of the second periodic tariff revision for CPFL Paulista, to take effect as of April 8th 2008.

In this second cycle of tariff revisions, the electric power tariffs of CPFL Paulista were readjusted by -13.61%, of which -13.69% referred to tariff repositioning and +0.07% referred to financial components outside the periodic tariff revision.

The preliminary value of factor Xe, established by Aneel was 0.83%, to be applied as a reduction factor in Parcel B in real terms, on the next tariff readjustments.

10.1.2.4) RGE

On April 17th 2008, through Homologated Resolution No. 636, Aneel established the provisional result of the second periodic tariff revision for RGE, to take effect as of April 19th 2008.

In this second cycle of tariff revisions, the electric power tariffs of RGE were readjusted by +4.77%, of which -5.37% referred to tariff repositioning and +10.15% referred to financial components outside the periodic tariff revision.

The preliminary value of factor Xe, established by Aneel was 0.66%, to be applied as a reduction factor in Parcel B in real terms, on the next tariff readjustments.

The items that make up the readjustments authorized by Aneel are shown, for each distributor, in the table below:

Date of the Second Tariff Review	Oct/07	Feb/08	Feb/08	Feb/08	Feb/08	Feb/08	Apr/08	Apr/08

			CPFL Jaguariúna

Amounts by Company (R$ Million)	CPFL	CPFL Santa	CPFL Leste	CPFL	CPFL Sul	CPFL	CPFL
	Piratininga	Cruz	Paulista	Jaguari	Paulista	Mococa	Paulista	RGE

Verified Revenue	2,136.9	213.3	77.1	88.0	92.4	54.1	5,175.5	1,950.5

Parcel A	1,423.9	124.3	42.9	68.6	58.7	31.0	3,314.1	1,324.7

Parcel B
Reference Company	244.2	42.6	16.6	11.8	19.6	13.4	542.4	241.7
Delinquency	12.6	1.5	0.2	0.2	0.2	0.1	34.6	14.5
Gross Remuneration Base	154.5	14.9	11.7	4.9	7.7	3.7	351.3	179.7
Depreciation	81.1	10.6	4.3	2.5	4.2	1.8	252.1	97.1

Total Parcel B	492.5	69.5	32.8	19.4	31.8	19.0	1,180.4	533.1

Required Revenue (Parcels A + B)	1,916.4	193.8	75.6	88.0	90.5	50.0	4,494.5	1,857.8
(-) Other Revenues	(13.2)	(1.3)	(0.6)	(0.3)	(0.9)	(0.4)	(27.3)	(12.2)

Net Required Revenue	1,903.2	192.5	75.1	87.7	89.6	49.6	4,467.3	1,845.6

Financial Components	15.8	5.0	0.8	(1.1)	(0.5)	1.4	3.3	187.3

Periodic Tariff Revision	-10.94%	-9.73%	-2.69%	-0.35%	-2.98%	-8.40%	-13.69%	-5.37%
Financial Components	0.83%	2.60%	1.04%	-1.23%	-0.58%	2.75%	0.07%	10.15%

Periodic Tariff Revision - with Financial Components	-10.11%	-7.13%	-1.65%	-1.58%	-3.57%	-5.65%	-13.61%	4.77%

Xe Factor	0.73%	0.22%	1.07%	2.10%	1.31%	0.24%	0.83%	0.66%

10.2) Commercialization Segment

Consolidated Income Statement - Commercialization (R$ Thousands)

	2Q08	2Q07	Var.	1H08	1H07	Var.
Gross Operating Revenues	486,365	460,627	5.6%	938,109	909,061	3.2%
Net Operating Revenues	414,293	396,351	4.5%	795,918	783,074	1.6%

EBITDA	76,136	80,275	-5.2%	118,874	193,463	-38.6%

NET INCOME	54,176	54,838	-1.2%	83,250	130,673	-36.3%

Note: Financial information on CPFL Jaguariúna is considered in the CPFL Energia consolidated statements and in the consolidated statements by segment (distribution, generation and commercialization) as from July 2007.

Operating Revenue

In 2Q08, gross operating revenue reached R$ 486 million, representing an increase of 5.6% (R$ 26 million). Net operating revenue was R$ 414 million, equivalent to an increase of 4.5% (R$ 18 million), due mainly to the acquisition of CMS Energy Brasil (R$ 17 million).

The added value service revenue (SVA), rendered by the companies CPFL Brasil and CPFL Serviços (company controlled by CPFL Jaguariúna), presented growth of 183%, rising from R$ 6 million in 2Q07 (CPFL Brasil) to R$ 17 million in 2Q08 (of which R$ 9 million was from CPFL Brasil and R$ 8 million was from CPFL Serviços).

In 1H08, gross operating revenue reached R$ 938 million, representing an increase of 3.2% (R$ 29 million). Net operating revenue was R$ 796 million, equivalent to growth of 1.6% (R$ 13 million).

EBITDA

In 2Q08, EBITDA was R$ 76 million, down 5.2% (R$ 4 million).

In 1H08, EBITDA was R$ 119 million, down 38.6% (R$ 75 million).

Net Income

In 2Q08, net income was R$ 54 million, a reduction of 1.2% (approximately R$ 1 million).

In 1H08, net income was R$ 83 million, a reduction of 36.3% (R$ 47 million).

10.3) Generation Segment

Consolidated Income Statement - Generation (R$ Thousands)

	2Q08	2Q07	Var.	1H08	1H07	Var.
Gross Operating Revenues	216,433	180,250	20.1%	411,883	337,306	22.1%
Net Operating Revenues	201,810	166,517	21.2%	384,942	313,346	22.8%
Cost of Electric Power	(8,096)	(9,175)	-11.8%	(40,194)	(14,222)	182.6%
Operating Costs & Expenses	(45,019)	(36,377)	23.8%	(87,270)	(69,070)	26.4%
EBIT	148,695	120,965	22.9%	257,478	230,054	11.9%

EBITDA	166,397	140,459	18.5%	293,569	264,983	10.8%

Financial Income (Expense)	(83,873)	(75,795)	10.7%	(127,325)	(110,671)	15.0%
Operating Income	64,822	45,170	43.5%	130,153	119,383	9.0%
Income Before Taxes	63,955	45,170	41.6%	129,286	119,003	8.6%

NET INCOME	77,156	69,868	10.4%	118,320	158,568	-25.4%

Note: Financial information on CPFL Jaguariúna is considered in the CPFL Energia consolidated statements and in the consolidated statements by segment (distribution, generation and commercialization) as from July 2007.

Operating Revenue

Gross operating revenue in 2Q08 was R$ 216 million, representing growth of 20.1% (R$ 36 million).

Net operating revenue was R$ 202 million, representing growth of 21.2% (R$ 35 million), due mainly to the following factors:

(i) Start of operations of the Castro Alves Hydroelectric Facility (Ceran Complex), in March 2008, contributing with revenue gains of R$ 11 million;

(ii) Participation in Paulista Lajeado, acquired among the assets of CMS Energy Brasil (R$ 9 million);

(iii) Recognition of the agreement among Baesa shareholders (R$ 7 million);

(iv) Supplies by Furnas resulting from the 7.75% tariff updates in January (R$ 6 million);

(v) The transfer to CPFL Geração, in May 2008, of the energy contract produced by Baesa and commercialized by CPFL Paulista (R$ 2 million).

In 1H08, gross operating revenue was R$ 412 million, representing growth of 22.1% (R$ 75 million). Net operating revenue was R$ 385 million, equivalent to growth of 22.8% (R$ 72 million).

Cost of Electric Power

The cost of electric power service in 2Q08 was R$ 8 million, representing a reduction of 11.8% (R$ 1 million).

Operating Costs and Expenses

Operating costs and expenses in 2Q08 reached R$ 45 million, representing an increase of 23.8% (R$ 9 million). The main factors contributing to this variation are:

(i) Increase of 141.7% (R$ 6 million) in spending on other operating costs/expenses, mostly resulting from the participation in Paulista Lajeado, acquired together with the assets of CMS Energy Brasil;

(ii) Start of operations of the Castro Alves Hydroelectric Facility (Ceran Complex), in March 2008, contributing to an increase in costs of R$ 3 million.

EBITDA

Based on the factors described, EBITDA, in 2Q08, was R$ 166 million, an increase of 18.5% (R$ 26 million).

In 1H08, EBITDA was R$ 294 million, an increase of 10.8% (R$ 29 million).

Financial Result

In 2Q08, the financial result, or the net financial expense was R$ 84 million, representing an increase of 10.7% (R$ 8 million) against the R$ 76 million registered in 2Q07. The main explanatory factors for this variation are:

(i) Financial Revenues: an increase of 13.4% (R$ 1 million), rising from R$ 4 million in 2Q07 to R$ 5 million in 2Q08, due mainly to increased earnings from financial investments;

(ii) Financial Expenses: an increase of 22.0% (R$ 10 million), rising from R$ 43 million in 2Q07 to R$ 53 million in 2Q08, due mainly to the following factors:

• Monetary and Foreign Exchange Updates item, which represented revenue of R$ 10 million in 2Q07, but in 2Q08 has turned into an expense of R$ 16 million, resulting in an expense increase of R$ 26 million, owing to the variation of the IGP-M which pegs the most important part of CPFL Geração’s debt, offset by the positive effect generated by the variation of the dollar to which the Enercan debt is pegged;

The increase in the Monetary and Foreign Exchange Updates item was partially offset by:

• Cost of Debt item, which registered a reduction of 24.2% (R$ 11 million);

• Banking Expenses item, which registered a reduction of R$ 3 million.

(iii) Interest on Own Capital: a reduction of 2.7% (R$ 1 million), falling from R$ 36 million in 2Q07 to R$ 35 million in 2Q08.

Net Income

In 2Q08, net income was R$ 77 million, an increase of 10.4% (R$ 7 million).

In 1H08, net income was R$ 118 million, a reduction of 25.4% (R$ 40 million), due to the acknowledgement in 1Q07 of the fiscal credit referring to the merger of Semesa into CPFL Geração, in the amount of R$ 40 million.

Status of Generation Projects

14 de Julho Hydroelectric Facility (Ceran Complex)

The 14 de Julho Hydroelectric Facility is at the final stage of construction (95% of works completed: 97% of civil works and 100% of electro-mechanical equipment). The start of commercial operations is forecast for 4Q08. CPFL’s participation in the project is 65%, representing installed capacity and assured power of 65.0 MW and 32.5 median MW, respectively.

Foz do Chapecó Hydroelectric Facility

The Foz do Chapecó Hydroelectric Facility is still in the construction phase (41% of works completed: 43% of civil works and 35% of electro-mechanical equipment). The start of commercial operations is forecast for 3Q10. CPFL’s participation in the project is 51%, which represents installed capacity and assured power of 436.1 MW and 220.3 median MW, respectively. Energy from the Foz do Chapecó Hydroelectric Facility is 100% contracted:

• CPFL’s participation:

• 172.8 median MW already contracted with the CPFL Group at a price close to 100% of the Standard Value;

• 47.5 median MW (11% acquired in August 2006) traded on the Aneel auction on October 16th 2007, at the price of R$ 131.49/MWh.

• Participation of other shareholders:

• 211.7 median MW sold on the Aneel auction on October 16th 2007, at the price of R$ 131.49/MWh.

11) ATTACHMENTS

11.1) Sales to the Captive Market by Distributors (in GWh)

CPFL Paulista

	2Q08	2Q07	Var.	1H08	1H07	Var.
	2Q08	2Q07	Var.	1H08	1H07	Var.
Residential	1,597	1,511	5.7%	3,200	3,039	5.3%
Industrial	1,400	1,387	0.9%	2,735	2,728	0.3%
Commercial	943	946	-0.3%	1,949	1,907	2.2%
Rural	182	256	-28.8%	388	461	-15.9%
Others	598	605	-1.0%	1,193	1,173	1.7%

Total	4,721	4,705	0.3%	9,465	9,308	1.7%

CPFL Piratininga

	2Q08	2Q07	Var.	1H08	1H07	Var.
Residential	694	654	6.0%	1,420	1,347	5.4%
Industrial	747	766	-2.5%	1,462	1,473	-0.7%
Commercial	396	391	1.3%	816	800	1.9%
Rural	40	46	-13.0%	84	90	-6.0%
Others	178	179	-0.7%	354	351	0.9%

Total	2,055	2,037	0.9%	4,136	4,061	1.9%

RGE

	2Q08	2Q07	Var.	1H08	1H07	Var.
Residential	418	405	3.1%	834	809	3.1%
Industrial	650	637	2.0%	1,264	1,240	1.9%
Commercial	251	238	5.3%	508	482	5.5%
Rural	265	243	8.9%	553	502	10.2%
Others	233	220	6.1%	469	442	6.0%

Total	1,817	1,743	4.2%	3,628	3,474	4.4%

CPFL Santa Cruz

	2Q08	2Q07	Var.	1H08	1H07	Var.
Residential	65	64	2.0%	133	127	4.4%
Industrial	38	32	16.8%	72	63	13.8%
Commercial	31	31	0.5%	64	63	1.3%
Rural	35	42	-17.5%	70	80	-12.7%
Others	32	32	-0.4%	63	62	1.7%

Total	201	202	-0.3%	402	396	1.5%

CPFL Santa Cruz

	2Q08	2Q07	Var.	1H08	1H07	Var.
Residential	74	72	2.3%	148	144	3.1%
Industrial	134	129	4.2%	271	258	5.1%
Commercial	32	31	3.7%	65	63	4.1%
Rural	57	60	-5.2%	112	111	1.3%
Others	31	30	1.3%	62	60	2.8%

Total	327	322	1.7%	658	635	3.7%

Note: Sales volume on the company CPFL Jaguariúna is considered in the CPFL Energia consolidated and consolidated by segment (distribution, generation and commercialization) as from July 2007.

11.2) Economic-Financial Performance by Distributors

(Pro-forma, R$ thousands)

Income Statement Summary by Distribution Company (R$ Thousands)

CPFL PAULISTA

	2Q08	2Q07	Var.	1H08	1H07	Var.
Gross Operating Revenues	1,556,628	1,652,589	-5.8%	3,352,683	3,275,167	2.4%
Net Operating Revenues	997,817	1,057,204	-5.6%	2,164,831	2,086,199	3.8%
Cost of Electric Power	(641,153)	(604,108)	6.1%	(1,400,227)	(1,153,263)	21.4%
Operating Costs & Expenses	(153,131)	(149,712)	2.3%	(295,466)	(289,746)	2.0%
EBIT	203,533	303,384	-32.9%	469,138	643,190	-27.1%

EBITDA	223,183	333,816	-33.1%	514,688	705,066	-27.0%

Financial Income (Expense)	(30,584)	(50,776)	-39.8%	(35,896)	(67,628)	-46.9%
Operating Income	172,949	252,608	-31.5%	433,242	575,562	-24.7%
Income Before Taxes	172,665	251,979	-31.5%	434,245	575,996	-24.6%

NET INCOME	127,909	193,431	-33.9%	299,971	406,848	-26.3%

CPFL PIRATININGA

	2Q08	2Q07	Var.	1H08	1H07	Var.
Gross Operating Revenues	705,600	791,901	-10.9%	1,429,021	1,600,129	-10.7%
Net Operating Revenues	461,314	478,651	-3.6%	942,156	973,413	-3.2%
Cost of Electric Power	(304,075)	(287,573)	5.7%	(669,918)	(582,589)	15.0%
Operating Costs & Expenses	(65,292)	(68,351)	-4.5%	(124,891)	(124,957)	-0.1%
EBIT	91,947	122,727	-25.1%	147,347	265,867	-44.6%

EBITDA	105,974	135,072	-21.5%	170,814	289,964	-41.1%

Financial Income (Expense)	(14,177)	(18,036)	-21.4%	(18,919)	(25,624)	-26.2%
Operating Income	77,770	104,691	-25.7%	128,428	240,243	-46.5%
Income Before Taxes	81,327	103,784	-21.6%	131,094	238,659	-45.1%

NET INCOME	61,201	75,475	-18.9%	93,983	164,487	-42.9%

RGE

	2Q08	2Q07	Var.	1H08	1H07	Var.
Gross Operating Revenues	635,467	621,757	2.2%	1,275,042	1,236,813	3.1%
Net Operating Revenues	417,205	410,266	1.7%	840,385	802,021	4.8%
Cost of Electric Power	(254,888)	(249,118)	2.3%	(529,626)	(499,917)	5.9%
Operating Costs & Expenses	(69,762)	(68,753)	1.5%	(135,839)	(130,816)	3.8%
EBIT	92,555	92,395	0.2%	174,920	171,288	2.1%

EBITDA	115,478	114,368	1.0%	217,697	212,371	2.5%

Financial Income (Expense)	(56,200)	(16,365)	243.4%	(72,065)	(31,422)	129.3%
Operating Income	36,355	76,030	-52.2%	102,855	139,866	-26.5%
Income Before Taxes	34,345	73,985	-53.6%	95,092	133,328	-28.7%

NET INCOME	62,525	48,852	28.0%	102,525	87,770	16.8%

Income Statement Summary by Distribution Company (R$ Thousands)(1)

CPFL SANTA CRUZ

	2Q08	2Q07	Var.	1H08	1H07	Var.
Gross Operating Revenues	68,187	68,054	0.2%	133,802	134,638	-0.6%
Net Operating Revenues	51,192	47,073	8.8%	97,477	92,704	5.1%
Cost of Electric Power	(24,407)	(24,370)	0.2%	(50,544)	(49,530)	2.0%
Operating Costs & Expenses	(10,707)	(11,991)	-10.7%	(25,476)	(23,402)	8.9%
EBIT	16,078	10,712	50.1%	21,457	19,772	8.5%

EBITDA	18,138	12,993	39.6%	25,716	24,184	6.3%

Financial Income (Expense)	(2,915)	2,166	-234.6%	(1,638)	2,803	-158.4%
Operating Income	13,163	12,878	2.2%	19,819	22,575	-12.2%
Income Before Taxes	13,165	12,797	2.9%	19,832	22,279	-11.0%

NET INCOME	12,219	10,661	14.6%	16,629	17,510	-5.0%

CPFL JAGUARIÚNA(2)

	2Q08	2Q07	Var.	1H08	1H07	Var.
Gross Operating Revenues	99,944	99,330	0.6%	196,946	194,067	1.5%
Net Operating Revenues	66,954	67,453	-0.7%	130,778	130,637	0.1%
Cost of Electric Power	(36,837)	(37,281)	-1.2%	(72,242)	(69,019)	4.7%
Operating Costs & Expenses	(12,737)	(20,706)	-38.5%	(27,554)	(37,530)	-26.6%
EBIT	17,380	9,466	83.6%	30,982	24,088	28.6%

EBITDA	19,894	12,125	64.1%	35,997	29,369	22.6%

Financial Income (Expense)	1,110	2,022	-45.1%	1,420	2,544	-44.2%
Operating Income	18,490	11,488	61.0%	32,402	26,632	21.7%
Income Before Taxes	18,488	11,349	62.9%	32,294	26,364	22.5%

NET INCOME	12,233	7,028	74.1%	21,966	16,656	31.9%

Notes:
(1) Financial information on the company CPFL Jaguariúna is considered in the CPFL Energia consolidated statements and in the consolidated statements by segment (distribution, generation and commercialization) as from July 2007;
(2) CPFL Jaguariúna = information related to distributors’ consolidated: CPFL Leste Paulista, CPFL Jaguari, CPFL Sul Paulista and CPFL Mococa.

11.3) Statement of Assets - CPFL Energia

(R$ thousands)

	Consolidated

ASSETS	06/30/2008	03/31/2008

CURRENT ASSETS
Cash and Banks	869,611	1,147,248
Consumers, Concessionaries and Licensees	1,734,280	1,880,053
Financial Investments	36,316	37,246
Recoverable Taxes	186,696	170,725
Allowance for Doubtful Accounts	(89,305)	(90,996)
Prepaid Expenses	96,641	69,383
Deferred Taxes	226,485	254,059
Materials and Supplies	15,351	14,817
Deferred Tariff Cost Variations	501,308	619,477
Derivative Contracts	-	5,609
Other Credits	94,139	106,099

TOTAL CURRENT ASSETS	3,671,522	4,213,720

NON-CURRENT ASSETS

Long-Term Liabilities
Consumers, Concessionaries and Licensees	186,190	191,975
Judicial Deposits	546,722	517,103
Financial Investments	103,870	102,493
Recoverable Taxes	96,903	99,281
Prepaid Expenses	14,615	13,969
Deferred Taxes	1,140,132	1,148,252
Deferred Tariff Cost Variations	277,103	173,802
Derivative Contracts	-	61,783
Other Credits	205,001	244,837

	2,570,536	2,553,495
Permanent Assets
Investments	2,617,536	2,661,497
Property, Plant and Equipment	7,374,944	7,240,127
Special Obbligation Linked to Concession	(962,354)	(943,140)
Deferred Charges	69,722	66,425

	9,099,848	9,024,909

TOTAL NON-CURRENT ASSETS	11,670,384	11,578,404

TOTAL ASSETS	15,341,906	15,792,124

Note: Financial information on CPFL Jaguariúna is considered in the CPFL Energia consolidated statements and in the consolidated statements by segment (distribution, generation and commercialization) as from July 2007.

11.4) Statement of Liabilities - CPFL Energia

(R$ thousands)

	Consolidated

LIABILITIES AND SHAREHOLDERS' EQUITY	06/30/2008	03/31/2008

LIABILITIES

CURRENT LIABILITIES
Suppliers	842,455	912,442
Accrued Interest on Debts	13,594	10,417
Accrued Interest on Debentures	90,990	85,074
Loans and Financing	519,459	639,001
Debentures	366,022	153,669
Employee Pension Plans	40,011	56,084
Regulatory Charges	72,760	73,454
Taxes, Fees and Contributions	492,299	527,061
Provision for Contingencies	15	780
Dividends and Interest on Equity	624,735	743,572
Accrued Liabilities	57,397	39,608
Deferred Tariff Gains Variations	231,027	310,602
Derivative Contracts	4,282	5
Other Accounts Payable	446,507	438,556

TOTAL CURRENT LIABILITIES	3,801,553	3,990,325

NON-CURRENT LIABILITIES
Accrued Interest on Debts	26,278	14,570
Loans and Financing	2,998,034	3,010,693
Debentures	2,213,947	2,392,539
Employee Pension Plans	590,726	611,158
Taxes, Fees and Contributions	26,908	14,393
Reserve for Contingencies	117,055	115,447
Deferred Tariff Gains Variations	111,345	32,166
Derivative Contracts	152,151	45,146
Other Accounts Payable	256,592	248,171

TOTAL NON-CURRENT LIABILITIES	6,493,036	6,484,283

NON-CONTROLLING SHAREHOLDERS' INTEREST	92,483	89,615

SHAREHOLDERS' EQUITY
Capital	4,741,175	4,741,175
Capital Reserves	16	16
Profit Reserves	213,643	213,643
Retained Earnings	-	273,067

TOTAL SHAREHOLDERS' EQUITY	4,954,834	5,227,901

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	15,341,906	15,792,124

Note: Financial information on CPFL Jaguariúna is considered in the CPFL Energia consolidated statements and in the consolidated statements by segment (distribution, generation and commercialization) as from July 2007.

11.5) Income Statement - CPFL Energia

(R$ thousands)

Consolidated

	2Q08	2Q07	Variation	1H08	1H07	Variation
OPERATING REVENUES
Eletricity Sales to Final Consumers	2,969,581	3,016,861	-1.57%	6,192,411	6,008,806	3.06%
Eletricity Sales to Distributors	206,565	153,500	34.57%	422,096	285,102	48.05%
Other Operating Revenues	262,976	239,226	9.93%	506,630	457,407	10.76%

	3,439,122	3,409,587	0.87%	7,121,137	6,751,315	5.48%

DEDUCTIONS FROM OPERATING REVENUES	(1,128,749)	(1,185,386)	-4.78%	(2,326,280)	(2,373,920)	-2.01%

NET OPERATING REVENUES	2,310,373	2,224,201	3.87%	4,794,857	4,377,395	9.54%

COST OF ELETRIC ENERGY SERVICES
Eletricity Purchased for Resale	(1,095,505)	(974,390)	12.43%	(2,446,044)	(1,845,573)	32.54%

Eletricity Network Usage Charges	(197,536)	(174,998)	12.88%	(399,662)	(354,991)	12.58%

	(1,293,041)	(1,149,388)	12.50%	(2,845,706)	(2,200,564)	29.32%

OPERATING COSTS AND EXPENSES
Personnel	(134,604)	(106,615)	26.25%	(254,074)	(203,952)	24.58%
Material	(15,224)	(12,156)	25.24%	(29,675)	(23,356)	27.06%
Outsourced Services	(86,729)	(78,015)	11.17%	(172,272)	(152,358)	13.07%
Other Operating Costs/Expenses	(59,883)	(61,485)	-2.61%	(118,555)	(108,801)	8.96%
Employee Pension Plans	21,016	12,581	67.05%	42,055	25,164	67.12%
Depreciation and Amortization	(92,373)	(94,953)	-2.72%	(188,908)	(184,232)	2.54%
Merged Goodwill Amortization	(9,545)	(8,166)	16.89%	(19,089)	(16,330)	16.90%

	(377,342)	(348,809)	8.18%	(740,518)	(663,865)	11.55%

EBITDA	717,933	814,100	-11.81%	1,363,553	1,682,989	-18.98%

EBIT	639,990	726,004	-11.85%	1,208,633	1,512,966	-20.11%

FINANCIAL INCOME (EXPENSE)
Financial Income	85,431	76,511	11.66%	194,496	178,655	8.87%
Financial Expenses	(226,409)	(232,656)	-2.69%	(453,281)	(441,846)	2.59%
Interest on Equity	-	-	-	-	-	-

	(140,978)	(156,145)	-9.71%	(258,785)	(263,191)	-1.67%

OPERATING INCOME	499,012	569,859	-12.43%	949,848	1,249,775	-24.00%

NONOPERATING INCOME (EXPENSE)
Nonoperating Income	6,627	2,700	145.44%	8,344	6,005	38.95%
Nonoperating Expenses	(6,341)	(5,025)	26.19%	(14,493)	(11,169)	29.76%

	286	(2,325)	-112.30%	(6,149)	(5,164)	19.07%

INCOME BEFORE TAXES ON INCOME	499,298	567,534	-12.02%	943,699	1,244,611	-24.18%

Social Contribution	(44,449)	(51,995)	-14.51%	(87,638)	(116,963)	-25.07%
Income Tax	(123,095)	(145,975)	-15.67%	(249,612)	(285,062)	-12.44%

INCOME BEFORE EXTRAORDINARY ITEM AND NON-
CONTROLLING SHAREHOLDERS' INTEREST	331,754	369,564	-10.23%	606,449	842,586	-28.03%

Non-Controlling Shareholders' Interest	(3,245)	(117)	2673.50%	(4,873)	(211)	2209.48%
Extraordinary Item net of Tax Effects	-	-	-	-	-	-
Reversal of Interest on Equity	-	-	-	-	-	-

NET INCOME	328,509	369,447	-11.08%	601,576	842,375	-28.59%

EARNINGS PER SHARE (R$)	0.68	0.77	-11.11%	1.25	1.76	-28.61%

Note: Financial information on CPFL Jaguariúna is considered in the CPFL Energia consolidated statements and in the consolidated statements by segment (distribution, generation and commercialization) as from July 2007.

11.6) Income Statement - Consolidated Distribution Segment

(Pro-forma, R$ thousands)

Consolidated

	2Q08	2Q07	Variation	1H08	1H07	Variation
OPERATING REVENUES
Eletricity Sales to Final Consumers	2,807,634	2,890,129	-2.85%	5,862,086	5,763,976	1.70%
Eletricity Sales to Distributors	16,768	11,693	43.40%	57,268	33,000	73.54%
Other Operating Revenues	238,717	231,583	3.08%	462,784	447,707	3.37%

	3,063,119	3,133,405	-2.24%	6,382,138	6,244,683	2.20%

DEDUCTIONS FROM OPERATING REVENUES	(1,071,255)	(1,141,024)	-6.11%	(2,211,684)	(2,292,219)	-3.51%

NET OPERATING REVENUES	1,991,864	1,992,381	-0.03%	4,170,454	3,952,464	5.52%

COST OF ELETRIC ENERGY SERVICES
Eletricity Purchased for Resale	(1,068,529)	(997,897)	7.08%	(2,331,768)	(1,941,786)	20.08%

Eletricity Network Usage Charges	(191,276)	(167,272)	14.35%	(387,447)	(343,513)	12.79%

	(1,259,805)	(1,165,169)	8.12%	(2,719,215)	(2,285,299)	18.99%

OPERATING COSTS AND EXPENSES
Personnel	(118,063)	(96,511)	22.33%	(224,427)	(184,712)	21.50%
Material	(12,823)	(10,830)	18.40%	(25,237)	(21,446)	17.68%
Outsourced Services	(73,322)	(64,869)	13.03%	(142,360)	(126,035)	12.95%
Other Operating Costs/Expenses	(46,447)	(55,091)	-15.69%	(90,114)	(95,403)	-5.54%
Employee Pension Plans	20,583	12,352	66.64%	41,161	24,706	66.60%
Depreciation and Amortization	(74,808)	(78,419)	-4.60%	(155,047)	(154,907)	0.09%
Merged Goodwill Amortization	(5,686)	(4,626)	22.91%	(11,371)	(9,251)	22.92%

	(310,566)	(297,994)	4.22%	(607,395)	(567,048)	7.12%

EBITDA	482,667	596,249	-19.05%	964,912	1,231,585	-21.65%

EBIT	421,493	529,218	-20.36%	843,844	1,100,117	-23.30%

FINANCIAL INCOME (EXPENSE)
Financial Income	75,761	67,548	12.16%	164,311	153,867	6.79%
Financial Expenses	(115,447)	(116,321)	-0.75%	(228,329)	(241,500)	-5.45%
Interest on Equity	(63,080)	(34,238)	84.24%	(63,080)	(34,238)	84.24%

	(102,766)	(83,011)	23.80%	(127,098)	(121,871)	4.29%

OPERATING INCOME	318,727	446,207	-28.57%	716,746	978,246	-26.73%

NONOPERATING INCOME (EXPENSE)
Nonoperating Income	6,609	1,362	385.24%	8,322	2,800	197.21%
Nonoperating Expenses	(5,346)	(5,024)	6.41%	(12,511)	(10,784)	16.01%

	1,263	(3,662)	-134.49%	(4,189)	(7,984)	-47.53%

INCOME BEFORE TAXES ON INCOME	319,990	442,545	-27.69%	712,557	970,262	-26.56%

Social Contribution	(29,198)	(39,787)	-26.61%	(62,843)	(87,673)	-28.32%
Income Tax	(77,785)	(108,576)	-28.36%	(177,720)	(240,212)	-26.02%

INCOME BEFORE EXTRAORDINARY ITEM AND NON-
CONTROLLING SHAREHOLDERS' INTEREST	213,007	294,182	-27.59%	471,994	642,377	-26.52%

Extraordinary Item net of Tax Effects	-	-	-	-	-	-
Non-Controlling Shareholders' Interest	-	-	-	-	-	-
Reversal of Interest on Equity	63,080	34,238	84.24%	63,080	34,238	84.24%

NET INCOME	276,087	328,420	-15.93%	535,074	676,615	-20.92%

Note: Financial information on CPFL Jaguariúna is considered in the CPFL Energia consolidated statements and in the consolidated statements by segment (distribution, generation and commercialization) as from July 2007.

11.7) Income Statement - Consolidated Generation Segment

(Pro-forma, R$ thousands)

Consolidated

	2Q08	2Q07	Variation	1H08	1H07	Variation
OPERATING REVENUES
Eletricity Sales to Final Consumers	901	753	19.65%	1,835	1,724	6.44%
Eletricity Sales to Distributors	205,395	177,115	15.97%	397,776	333,716	19.20%
Other Operating Revenues	10,137	2,382	325.57%	12,272	1,866	557.66%

	216,433	180,250	20.07%	411,883	337,306	22.11%

DEDUCTIONS FROM OPERATING REVENUES	(14,623)	(13,733)	6.48%	(26,941)	(23,960)	12.44%

NET OPERATING REVENUES	201,810	166,517	21.19%	384,942	313,346	22.85%

COST OF ELETRIC ENERGY SERVICES
Eletricity Purchased for Resale	(669)	(704)	-4.97%	(25,196)	(1,260)	1899.68%

Eletricity Network Usage Charges	(7,427)	(8,471)	-12.32%	(14,998)	(12,962)	15.71%

	(8,096)	(9,175)	-11.76%	(40,194)	(14,222)	182.62%

OPERATING COSTS AND EXPENSES
Personnel	(6,616)	(6,445)	2.65%	(12,063)	(11,462)	5.24%
Material	(566)	(454)	24.67%	(1,057)	(840)	25.83%
Outsourced Services	(7,038)	(5,629)	25.03%	(14,283)	(11,610)	23.02%
Other Operating Costs/Expenses	(10,525)	(4,355)	141.68%	(20,491)	(9,849)	108.05%
Employee Pension Plans	447	229	95.20%	894	458	95.20%
Depreciation and Amortization	(16,862)	(16,183)	4.20%	(32,552)	(28,688)	13.47%
Merged Goodwill Amortization	(3,859)	(3,540)	9.01%	(7,718)	(7,079)	9.03%

	(45,019)	(36,377)	23.76%	(87,270)	(69,070)	26.35%

EBITDA	166,397	140,459	18.47%	293,569	264,983	10.79%

EBIT	148,695	120,965	22.92%	257,478	230,054	11.92%

FINANCIAL INCOME (EXPENSE)
Financial Income	4,555	4,017	13.39%	9,696	8,730	11.07%
Financial Expenses	(53,168)	(43,586)	21.98%	(101,761)	(83,175)	22.35%
Interest on Equity	(35,260)	(36,226)	-2.67%	(35,260)	(36,226)	-2.67%

	(83,873)	(75,795)	10.66%	(127,325)	(110,671)	15.05%

OPERATING INCOME	64,822	45,170	43.51%	130,153	119,383	9.02%

NONOPERATING INCOME (EXPENSE)
Nonoperating Income	17	1	-	17	5	-
Nonoperating Expenses	(884)	(1)	-	(884)	(385)	-

	(867)	-	-	(867)	(380)	-

INCOME BEFORE TAXES ON INCOME	63,955	45,170	41.59%	129,286	119,003	8.64%

Social Contribution	(5,410)	(2,782)	94.46%	(11,448)	(9,581)	19.49%
Income Tax	(14,944)	(8,746)	70.87%	(32,360)	12,920	-350.46%

INCOME BEFORE EXTRAORDINARY ITEM AND NON-
CONTROLLING SHAREHOLDERS' INTEREST	43,601	33,642	29.60%	85,478	122,342	-30.13%

Non-Controlling Shareholders' Interest	(1,705)	-	-	(2,418)	-	-
Extraordinary Item net of Tax Effects	-	-	-	-	-	-
Reversal of Interest on Equity	35,260	36,226	-2.67%	35,260	36,226	-2.67%

NET INCOME	77,156	69,868	10.43%	118,320	158,568	-25.38%

Note: Financial information on CPFL Jaguariúna is considered in the CPFL Energia consolidated statements and in the consolidated statements by segment (distribution, generation and commercialization) as from July 2007.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 12, 2008

CPFL ENERGIA S.A.

By:	/S/ JOSÉ ANTONIO DE ALMEIDA FILIPPO
Name: Title:	José Antonio de Almeida Filippo Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.